Jones & Keller
A Professional Corporation
World Trade Center
1625 Broadway, 16th Floor
Denver, Colorado 80202

January 18, 2005

VIA EDGAR

Jeffrey Riedler, Esq.
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-09
Washington, D.C. 20549-0309

  Re:
  VitaCube Systems Holdings, Inc.
  Amendment No. 1 to Registration Statement on Form SB-2
  File No. 333-121063

Dear Mr. Riedler:

        This letter is being provided on behalf of VitaCube Systems Holdings, Inc. (the "Company") in connection with Amendment No. 1 to the above-referenced Registration Statement. We have been authorized by the Company to provide the responses below to the Staff's comment letter of January 6, 2005. The comments of the Staff are italicized, the responses are in regular print.

Form SB-2

Registration Fee Table and Second Prospectus Cover Page (for warrants only)

1.
We refer to footnote 5 of the Fee Calculation Table where you indicate in connection with the sale of units you are granting to certain stockholders 250,000 Class A public warrants and 250,000 Class B public warrants in consideration of their agreements not to sell their securities for 12 months from the completion of this offering. It appears that you are registering the issuance of the securities rather than the resale of such securities. We are concerned because if the offering of the securities was conducted privately, then the distribution of the securities must also be completed privately. As such, registering the issuance of the securities is inappropriate. Rather, you should register the resale of the securities and include all the information required by Item 507 of Regulation S-B relating to selling shareholder disclosure. Please revise your prospectus cover page relating to the warrants only and provide in the alternate prospectus pages the information required by Item 507 of Regulation S-B. Please also supplementally explain to us the facts and circumstances under which you determined to issue the securities that are being issued to certain security holders.

        As indicated to the Staff, the Company has determined to register the warrants in question for resale after completion of the offering of the units. Thus, the warrants referenced in the comment have been excluded from this registration statement and disclosure has been included in the prospectus about the issuance of the warrants. See page 5.

2.
In addition, please provide us with an analysis as to whether it is appropriate to register these securities for resale pursuant to this registration statement as it is unclear whether you have completed your private placement offering.

        As indicated above in response to comment number 1, the securities have been removed from the registration statement.

3.
We note your disclosure that your warrants are exercisable at any time after 45 days from the effective date of your offering of the units or such earlier date as the public warrant becomes separately traded.

  In that regard, it appears you may need to update your prospectus to keep it current for the benefit of those holders who may exercise their warrants. Therefore, it appears you should provide the appropriate Rule 415 undertakings in Part II of your registration statement. In addition, although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

        Appropriate Rule 415 undertakings have been set forth in Part II of the Registration Statement in response to the comment. See pages II-7 and II-8. Revised disclosure has also been included on the cover page of the Registration Statement regarding a continuous offering.

4.
Please tell us when you intend to first distribute a prospectus and when you intend to provide pricing information. Please note that if you intend to distribute a preliminary prospectus prior to pricing, your document should disclose the formula or other disclosure containing the relationship between the price of your common stock and the offering price of the units.

        The first distribution of a preliminary prospectus is expected to begin during the week of January 17, 2005. The Company and the Shemano Group, Inc. (the "Representative") do not have a formula between the price of the Company's common stock and the units, and accordingly, disclosure is contained on the cover page and page 70 which addresses the relationship of the price of the common stock to the units.

5.
We note your disclosure throughout this document of a 1-for-5 reverse stock split of your common stock expected to be consummated on December 8, 2004. Please revise your document to indicate if the reverse stock split has occurred or not.

        The reverse stock split occurred on December 8, 2004, and the document has been amended throughout the prospectus to reflect the split.

Prospectus Cover Page (for units offering)

6.
Please limit your cover page to the information required by Item 501 of Regulation S-B and only to one page. For example, your first paragraph appears to contain too many details. You should limit the information contained in the first paragraph to the title, amount of securities, the offering price of the securities and the components of the unit. Please note that in describing the components of the unit the information should not repeat the details regarding the terms of the warrants already provided in your Summary section. In addition, please remove the third paragraph to an appropriate place in your document.

        The information required by Item 501 has been included on the cover page only. See the amended cover page and description of the Class A and Class B public warrants in the Summary beginning on page 4.

Graphical Reference

7.
We note your reference to "Pictures of Several Professional Athlete Endorsers and Some of Our Products." Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note we may have comments regarding this material.

        Copies of the revised information have been provided to the Staff.

8.
Please also consider whether the use of testimonials is appropriate for inclusion in the registration statement. We are concerned the use of testimonials may be inappropriate for inclusion as a prospectus is intended to sell securities of a company rather than the specific products of a company. In this regard, we are concerned that the testimonials may lead an investor to emphasize information concerning the products rather than the securities you are offering for sale. Please provide us with a detailed explanation as to why you believe inclusion of testimonials is appropriate for use in the prospectus. Please further note that if you retain the testimonials, you must file a signed consent of the persons making the testimonials to the inclusion of the testimonials as presented in the filing.

        The Company has considered the comment and has determined not to include pictures of celebrity athlete endorsers in the Registration Statement. Copies of the proposed inside front and back cover pages of the prospectus have been provided to the Staff.

Prospectus Summary, page 1

9.
We note that the disclosure contained in the sections entitled "Our Business," "Our Business Strategy" and "Our Competitive Strengths" are repetitious. Please revise your summary to eliminate the redundancy.

        The Company has reduced redundancies. See the revised disclosure in the Summary.

The Offering, page 4

10.
We note the disclosure you provide under the heading "Risk Factors" in this section. Please relocate this disclosure to page 1 of the summary where you discuss the key aspects of your business under the heading "Our Business." In addition, please note that in its current form, the enumerated risks you disclose is difficult to read. For the benefit of investors, please provide the enumerated risks in bullet format.

        The disclosure has been moved to where the Staff suggested, and the disclosure has been revised to include bullet points. See pages 1 and 2.

Risk Factors, page 8

11.
Please include a risk factor that discusses your charter and bylaw provisions and how such provisions would prevent a change of control in management. In the alternative, advise us as to why you do not believe a risk factor is necessary.

        A new risk factor addressing the comment has been added. See page 17.

12.
We note your disclosure on page 24 under the heading "Dilution" that purchasers of this offering will experience immediate and substantial dilution in the net tangible book value of the common stock from the public offering price, without ascribing any value to the Class A and Class B public warrants included in a unit. Please include a separate risk factor that discusses the risk you have described in your Dilution section.

        A new risk factor has been added to address the comment. See page 18.

"We have a history of operating losses and a significant accumulated deficit…" page 8

13.
We note your disclosure that you intend to incur significant expenses in seeking to expand your sales. Please quantify the amount of expenses you expect to incur in the next 12 to 18 months. Please also provide similar disclosure in your Liquidity and Capital Resources section.

        The Company has amended the prospectus to include $4.6 million of net proceeds relating to the expenses it expects to incur in seeking to expand sales. See page 8 of the prospectus, as well as the revised disclosure in the Liquidity and Capital Resources section on page 36. The Company believes it is not practicable to include all other possible expense amounts, as the Company's sales program was recently begun in substance, and it is too early to determine whether the sales strategy will be successful. Thus, any estimates would be speculative and would vary significantly.

"Because our working capital requirements have been and will continue to be…" page 8

14.
Each risk factor should discuss one risk. We note that the discussion in the last sentence of this risk appear to be discussing two separate risks. More specifically, the separate risk that if you issued additional capital, the dilution consequences of such an issuance; and the separate risk of debt financing, which may involve unfavorable financial terms or significant restrictive covenants. Please revise this section such that each risk factor is presented separately.

        The Company has added a new risk factor which addresses additional financing and the significant restrictions which may result. The Company believes that any type of financing could result in the consequences described. See pages 8 and 9.

"Our failure to recruit, maintain and motivate a large base of productive…" page 9

15.
Please explain the reasons why you anticipate your independent distributor organization will be headed by a small number of key independent distributors who will be responsible for a disproportionate amount of your revenues. Please also indicate if this is the current situation.

        The Company's belief is based on its management's knowledge of the structure of direct selling organizations. As set forth in the prospectus, several members of the Company's board or management have extensive experience in direct marketing. Amended disclosure has been added on page 9 to reflect the Company's position.

"A change in the amount of compensation paid to our independent distributors…" page 9

16.
We note your disclosure that you expect that one of your significant expenses will be payment of compensation to your independent distributors. Please disclose the percentage that such expenses represented of your total revenues since you switched to using independent distributors to sell your products.

        The percentage has been disclosed in the prospectus. See the amended language in the risk factor on pages 9 and 10.

17.
We note your statement that changes to your independent distributor compensation changes may make it difficult for you to recruit and retain qualified and motivated independent distributors. Please indicate whether you intend to make such changes in the near future. If so, please indicate the approximate timeframe of when you expect to make such changes as well as describe the expected changes to the extent you can.

        The Company has no intent to make changes in the near future and has so indicated in the revised risk factor on page 10.

"We are not in a position to exert the same level of influence or control over our…" page 9

18.
If historically violations by your independent distributors of applicable laws or policies and procedures have negatively affected your products, operations and business reputation, please revise to disclose this information.

        The Company has revised the disclosure to indicate that the Company has had no significant problems or reputational harm caused by distributors. See the amended risk factor on page 10.

"Our direct selling program through independent distributors could be found not…" page 10

19.
Please indicate if you have historically experienced an adverse judicial determination with respect to direct selling program that had a material adverse effect on your sales efforts.

        The Company has revised the disclosure to indicate it has not experienced any adverse judicial determination. See the amended language on page 11.

20.
You indicate that proceedings related to direct selling program not directly involving you but that which challenge the legality of direct selling systems could have a material adverse effect on your sales efforts and lead to lower revenues. You also state that direct selling programs of some other companies have been successfully challenged in the past. Please briefly describe these challenges and how they have affected direct selling companies.

        The Company has briefly described the challenges and their effects on direct selling companies on page 11 of the prospectus.

"We are dependent on a limited number of independent suppliers and…" page 12

21.
You should identify any third parties that you substantially rely on for the supply or manufacture of your products. To the extent you are, please revise this risk factor to address your reliance on such parties. In addition, if you have agreements with such individuals, please describe the material terms of the agreement in the discussion of your Business and file the agreement as an exhibit to your registration statement. If you believe you are not substantially dependent on your supply or manufacturing agreements, provide us with a supplemental analysis supporting your determination.

        The risk factor has been revised to disclose the names of the suppliers and the Company's position that it could obtain substitute suppliers. The Company does not believe the contracts with these suppliers are material, as the Company believes they are contracts in the ordinary course of business and that other contract manufacturers are readily available. The Company is knowledgeable of several other manufacturers who could, in the Company's view, supply materials and manufacture products for the Company. In fact, over the past several years, the Company has changed manufacturers twice, each time with no interruptions. See page 12.

22.
Please indicate if these parties currently meet your supply and manufacturing requirements. Additionally, if difficulties in obtaining needed supplies have ever caused a material delay or disruption to your business, please discuss.

        The risk factor has been revised to indicate that the Company believes the referenced parties currently meet the Company's supply and manufacturing requirements, as well as to disclose that it has not experienced delays or disruptions due to supply difficulties. See the revised disclosure on page 12.

"We face significant competition from existing suppliers of products similar to ours." page 12

23.
Please revise your disclosure in this risk factor and elsewhere where applicable to identify those products which your key competitors currently have or are developing and how you expect your competitors intend to compete with your products.

        The risk factor has been revised to disclose the Company's dominant competitors in the Company's product areas. The Company is not aware of specific products that competitors are developing. The Company believes it does not have the human resources or capital to monitor products that may be developed by competitors. The Company has revised the disclosure to indicate its expectations about competitors. See the revised disclosure on page 13.

"Adverse publicity associated with our products, ingredients or direct selling…" page 13

24.
Please revise to describe the type of negative publicity the industry or you have received.

        The Company has included a description regarding negative publicity. See the revised risk factor on page 14.

"We have primarily used on individual to formulate all of our products and the…" page 14

25.
Please indicate if you maintain any consulting or other formal agreement with Dr. William Wheeler. In addition, please describe the material terms of this agreement in an appropriate place of your document and file the agreement as an exhibit. To the extent you have no such agreement, please indicate the reasons why you have not entered into an agreement given your stated reliance on him.

        The risk factor has been revised to disclose the consulting contract relating to Dr. Wheeler, and the agreement is filed as an exhibit. See the revised risk factor on page 15 and revised disclosure under "Product Development and Advisory Boards" on page 41.

26.
You state in this risk factor that Dr. Wheeler formulates nutritional products which may compete with your products. Please revise to indicate whether any products currently compete with your products.

        The disclosure has been revised to set forth the product that competes with the Company's product. See the revised risk factor on page 15.

"A slower growth rate in the nutritional supplemental industry could lessen our…" page 15

27.
Please provide us with copies of the sources that support your statement that the trend of significantly slower rate of growth in your industry was reversed in 2003. Please also identify the source in your risk factor and elsewhere in this document where you make similar remarks.

        Copies of the sources have been provided to the Staff and identified in the prospectus. See the citations in the revised risk factor on page 15 and in "Our Company—Industry Overview."

"An active trading market for our securities may not be developed or sustained…" page 16

28.
Please revise this risk factor to reflect the idea that your common stock is subject to the penny stock rules, which generally have the effect of reducing the level of trading activity for your stock.

        One condition of the offering is that the Company's common stock will be listed for trading on the American Stock Exchange. Therefore, if the offering occurs, the Company's common stock will not be subject to the penny stock rules. However, the risk factor has been revised to disclose that the penny stock rules would likely apply if the Company's common stock was not listed on the American Stock Exchange. See the revised risk factor on page 18.

29.
To illustrate the limited market for your common stock, please disclose the average daily trading volume over the most recent 30 day period and the number of holders of your common stock as of a recent date.

        Amended language addressing the comment has been included in the prospectus. See the revised risk factor on page 18.

"The representative has limited experience as a managing underwriter, which may…" page 17

30.
To better illustrate the risk you described in this risk factor, please disclose how long your managing underwriter has been in the business of underwriting securities, and how many firm commitment underwritings the representative has undertaken.

        The Company has added disclosure on page 19 indicating that the Representative began to underwrite firm commitment offerings in October 2003 and has completed three public offerings prior to this offering.

"Certain events could result in dilution of your ownership of our common stock…" page 17

31.
Please disclose the number of shares of common stock authorized but currently unissued.

        The Company has revised the risk factor on page 19 to include the requested disclosure.

"The Class A and Class B public warrants may be redeemed on short notice…" page 17

32.
Please revise your disclosure to indicate whether you may call any of the warrants for redemption during a time when you do not have an effective registration statement for the exercise of the warrants.

        The Company has revised risk factor on page 20 to provide the requested disclosure.

"We do not pay cash dividends." Page 18

33.
Please be advised that so far as the risk to investors is concerned, this risk states that you will not pay dividends, which is not a risk by itself to investors. Clearly state that readers should not rely on an investment in your company if they require dividend income and an income to them would only come from any rise in the market price of your stock, which is uncertain and unpredictable.

        The disclosure requested has been included in the revised risk factor. See page 21.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

34.
Please include a description, in qualitative and quantitative terms, of any known trends or transactions that you reasonably expect will have a material impact on your results of operations and your expectation of whether the present trend of net losses will continue. See Item 303(b)(1) of Regulation S-B.

        The Company believes that it has disclosed the extent of its knowledge of trends that may have a material impact on its results of operations. It is not aware of any other such trends. The Company has indicated in the revised disclosure on page 31 its belief about net losses. The Company did not have any nor does it have any pending transactions to disclose of the type referenced in the comment.

35.
Please discuss the uncertainty regarding the substantial doubt regarding the company's ability to continue as a going concern and the expected effects of this uncertainty on operations and financial position.

        Additional disclosure has been included on page 31 to address the comment.

Results of operations for the nine months ended September 30, 2004, page 30

36.
Please revise your discussion to include the specific product or products and the percentage that each product represented of your net sales for the period you have provided in this section. Please also make similar changes to the other periods you discuss in your Results of Operations section.

        Tables have been provided in which products have been aggregated in categories, as a breakdown of each product would be voluminous and most comparisons would not be meaningful. See the revised disclosures on pages 33, 34 and 35, which cover the periods presented.

Results of operations for the year ended December 31, 2003, page 30

37.
Please disclose the products that you sold below cost that you determined would not be sold through the independent distributor marketing plan. Please also explain the reasons why you determined such products should not be sold via your independent distributor network.

        The products that were discontinued as well as the reasons they would not be sold via the independent distributor network are set forth in the discussion. See the revised disclosure on page 34.

38.
We note that several factors contributed to the increase in you general and administrative expenses for the year ended December 31, 2003 as compared to December 31, 2002. Please quantify the effect that each factor had on increasing your expenses for the 2003 year.

        The requested quantifications have been provided. See the revised disclosure on page 34.

39.
In addition, please indicate which product you discontinued in 2003 for which you incurred charges of $177,896. Please also explain the reasons why you discontinued this item.

        The names of the discontinued products have been described under "Gross Profit" as well as why they were discontinued. See the revised disclosure on pages 34.

Our Company, page 33

40.
Please also expand the disclosure of the background of the acquisition of all the outstanding equity of V3S by you. For example, discuss:

•
the steps that led to the acquisition;

•
the reasons of the acquisition;

•
whether the negotiations were conducted on an "arms-length" basis;

•
the total value of the transaction; and

•
the assets and liabilities you acquired as a result of the acquisition.

        Substantial additional background information has been provided. See the revised disclosures on pages 37 and 38. A value of the shares using the market price of the stock on the date of issuance was not used, as the trading in the common stock of the Company at the time of the acquisition was infrequent and in very small dollar amounts as well. For example, the common stock did not trade for several days at a time.

41.
Based on your disclosure that a key part of your marketing strategy is the endorsement of your products by sports celebrities, it appears any agreements you may have with such individuals would be material. In that regard, please indicate which of your celebrities you have entered into formal agreements. If you have entered into any agreement with such celebrities, please describe the material terms of the agreement and file the agreement as exhibits to the registration statement. In the alternative, please tell us why such agreements are not material to you.

        The Company has entered into formal agreements with its sports celebrity endorsers. The Company believes that its sports celebrity agreements are a vital part of its marketing strategy. However, no one agreement is material to the Company, as it has approximately 50 such agreements with its sports celebrity endorsers. Therefore, the Company does not believe the agreements should be filed as exhibits to the Registration Statement. The Company has generally described the terms of the sports celebrity contracts under "Our Company—Celebrity Endorsements" on page 42.

42.
We note your disclosure on page 30 under the heading "Research and development expenses" that you plan to develop two to four new products in 2005. For any product that is in development, please identify the product; disclose the status of any regulatory review; the estimated amounts required to complete development, testing and regulatory approval process; and when you anticipate commencement of the marketing efforts.

        Disclosure has been added to address this comment. See the revised disclosure on page 33 and additional disclosure on pages 49 and 50.

The Nutrition Industry, page 34

43.
Please provide us with a marked copy of the May/June 2004 issue of the Nutrition Business Journal that supports the information you include in this section.

        Marked copies have been provided supplementally to the Staff.

44.
Please also provide us with a marked copy of the study/journal that supports the information you include in this section regarding the National Institute of Health.

        Marked copies have been provided supplementally to the Staff.

The Direct Selling Industry, page 34

45.
Please provide us with a marked copy of the information provided by Direct Selling Associates that supports the information you include in this section.

        Marked copies have been provided supplementally to the Staff.

Management Information, Internet and Telecommunication Systems, page 40

46.
We note your disclosure that you intend to continue to invest in your technology systems as the ability to efficiently manage and use your information processing systems is critical to your success. Please indicate in your Liquidity and Capital Section the amount of capital expended to date on your technology system upgrade.

        The amount of capital spent on technology upgrades is set forth in Management's Discussion on page 36.

47.
In addition, please add a risk factor describing the risks and potential consequences associated with your reliance on your information processing systems.

        A risk factor has been added describing the risks associated with the Company's information processing systems. See page 17.

Facilities, page 46

48.
Please file your lease agreement as an exhibit to the registration statement.

        The agreement has been filed as exhibit 10.8.

Management, page 47

49.
For each consultant, disclose whether you have entered into a consulting agreement and provide the material terms of the agreement. For example, we note you have entered into consulting agreements with Mr. William E. Wheeler and Mr. Doug Ridley. If the agreement has not been filed as an exhibit, please file it with the next amendment.

        The material terms of the consulting agreement relating to Dr. Wheeler have been disclosed on page 41 and the agreement has been filed as an exhibit to the amended registration statement. The consulting agreements with the other officer and with the other director have terminated and are not material in the Company's view, as the amounts were immaterial. The Company believes that the terminated agreements therefore should not be filed as exhibits to the Registration Statement. The Company has no plans to enter into any further consulting agreements with those persons. However, amended disclosure has been added to the text on page 58 which further describes the consulting services provided under these terminated agreements.

Certain Relationships and Related Party Transactions, page 54

50.
Since your lease agreement with Arnold Greenberg expired in December 2004. Please indicate if you have entered into another lease agreement with Mr. Greenberg and the amount you will be expected to pay under that agreement.

        Revised disclosure has been included on pages 50 and 58 to address the comment.

51.
We note your disclosure that the note and all accrued interest held by Warren Cohen were converted into 1,015,304 shares of your common stock at a conversion price of $1.50 per share and that the loans held by Sanford Greenberg were converted into 375,783 shares of your common stock with a conversion rate of $1.50. Please disclose what the market prices of your common stock were on each respective date of the conversion. In addition, please disclose the market price of your common stock on the day Mr. Cohen returned his shares and received some shares and note from you, as well as the amount of the note that represented additional funds loaned by him.

        The Company has disclosed the price of the common stock on the dates of conversion, but it determined to use $1.50 per share as the conversion price, the price used in a Company private placement of common stock at that time, and in light of the fact that the trading of the common stock was sporadic. No market price existed for the first transaction with Mr. Cohen, as it was with V3S. The disclosure has been revised. See page 58.

52.
Please also disclose the market price of your common stock on the date Mr. DiGiandomenico, employees and owners of MDB were issued the warrants with an exercise price of $1.50.

        The Company has disclosed the price of the common stock on the date of the warrant issuances. See page 58, as well as the response to comment 51.

53.
We note the disclosure you have provided regarding the consulting services provided by Messrs. Ridley and Litt. Please revise your disclosure to describe the consulting services provided by each person as well as the amount of time devoted to consulting activities by such persons.

        The Company has included disclosure requested in the comment. See the revised disclosure on page 58.

Description of Securities, page 57

Units, page 57

54.
We note your disclosure that the Class A and Class B public warrants will trade only as a part of a unit for 45 days following this offering unless the representative of the underwriters determines that separate trading of the warrants should occur earlier. Please indicate under what circumstances the underwriters may determine that separate trading of the warrants should occur earlier.

        The Representative has advised the Company, and disclosure has been added on page 61 indicating, that among the factors the representative will consider in determining whether earlier separation of the units should occur are market conditions and the market price and trading volume of the units and the Company's common stock at that time.

Underwriting, page 63

55.
Tell us whether any of the lead underwriters or any other broker-dealers who may participate in the syndicate may offer or sell the securities electronically. If so, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933, particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases. Provide us copies of all electronic communications including the proposed web pages.

        The Representative expects to email a PDF version of the preliminary prospectus to a very limited number of potential investors who attend the roadshows and expressly request an electronic version of the preliminary prospectus (which will be identical to the paper version). The Representative has indicated that neither it nor any member of the contemplated underwriting syndicate intends to engage in any electronic offer, sale or distribution of the units. The Company will notify the Staff if it becomes aware of any electronic offer, sale or distribution of the units by a member of the underwriting syndicate.

56.
Please indicate if your underwriters have arrangements with a third party to host or access your preliminary prospectus on the internet. If so, tell us who the party is and the address of the website. Please also describe the material terms of the agreement and provide us with a copy of any written agreement. You should also provide us with copies of all information concerning your company or the offering that appears on the third party website We may have further comments

        There are no arrangements between the Company or the Representative and any third party to host or access the preliminary prospectus on the Internet. If the Company becomes aware of any such arrangements, it will notify the Staff and provide the requested information.

57.
Please tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than print, such as CD-ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

        There are no plans by the Company or the Representative to use any forms of prospectus other than print. Appropriate disclosure has been made to page 70 of the prospectus. If the Company becomes aware of any such plans, it will notify the Staff and provide the requested information.

58.
Please indicate if you intend to do a "directed share offering." If so, please provide us with any material you intend to send to potential purchasers such as a "friends and family letter." Tell us when you intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

        The Company intends to explore a limited "friends and family" distribution and expects to discuss procedures with the representative of the underwriters. The Company will provide the Staff with material the Company may need to send to potential purchasers. At this time the Company estimates that any such material would be sent during the week of January 24, 2005, and it expects any sales would be handled by the representative of the underwriters. The Company expects to work closely with the representative to assure that any offers will meet the requirement of Section 5 of the Securities Act and Rule 134 promulgated thereunder. At a minimum, the Company does not intend to make any offers without delivery of a preliminary prospectus and will not proceed before the materials are submitted to and reviewed by the Staff.

Financial Statements

Note 1—Organization, Operations and Significant Accounting Policies

Organization and Business, F-7

59.
The 1-for-5 reverse stock split that is effective as of December 8, 2004 should be covered by the Independent Auditors' Reports, which as included in the filing are dated before December 8, 2004.

        The opinions have been revised to cover the stock split. See pages F-2 and F-3.

Revenue Recognition, F-8

60.
We note inconsistencies regarding your disclosure about product returns between the disclosures herein and on pages 40 and F-25. Further, it is not clear whether your policy only applies to "new" customers and to what extent, if any, it applies to others and whether and to what extent you allow returns beyond the money back guarantee period. Also in this regard, it is not clear what you mean by a "new" customer. Please revise your disclosures accordingly.

        The disclosures have been clarified and made consistent with one another. See pages 44 and F-26.

61.
Please tell us why you record a reserve for product returns as an allowance to accounts receivable as indicated under your "accounts receivable" accounting policy note rather than as liability.

        The Company has considered the suggestion and made appropriate changes to reflect a liability. See pages F-9 and F-25, as well as F-7 and F-23.

62.
In your critical accounting policy disclosure in MD&A on page 29, please revise to provide further insight into the estimates that you make regarding revenue recognition. For example, for your estimate of product returns, a) disclose the amount of revenue that you recognized for product that is in the hands of your distributors and customers that under your return policy is returnable, b) relate that amount to the amount you estimate will be returned and have recorded as a reserve, and quantify the amount by which it is reasonably possible that actual returns may differ from the estimate, c) disclose the amount of actual changes in estimates for each period presented for returns and d) to the extent that product expiration dates play a role in product returns, provide disclosure about the amount of returnable product and the product expiration dates.

        The Company has provided disclosure in response to the comment. See page 32. The Company does not believe it is reasonably possible to estimate the quantity that actual returns may differ from its estimates. However, the Company recognizes that estimates could change and has added an additional risk factor in the "Risk Factor" section of the prospectus as well as added disclosure on other risks on pages 14 and 16.

Inventory, F-9

63.
Please disclose in your MD&A the facts and circumstances and chronology from the date you acquired the inventory to the date you recorded the $209,678 addition to the allowance in 2003. Please also disclose the reason for the 92% increase in your inventory as of September 30, 2004 compared to December 31, 2003, despite the 45% decrease in your net sales for the nine months ended September 30, 2004 as compared to the same period in 2003 and the reason that the allowance for obsolete inventory has decreased. In your critical accounting policy for inventory on page 29, include the amounts for your estimates of obsolete inventory as of and for each period presented and the changes in those estimates recorded in subsequent periods.

        The Company has revised the disclosures on pages 30 and 32 in response to the comment. The Company notes that its first inventory was purchased in the third quarter of 2001, and the Company therefore did not need to establish a provision relating to obsolete inventory until the third quarter of 2003, due to the shelf life of the Company's products at which time product was within one year of becoming obsolete.

Form 10-QSB filed on November 15, 2004

General

64.
We note that you have presented your financial statements and all other required disclosures as though your 1-for-5 reverse stock split had occurred as of September 30, 2004, when, in fact, that stock split was not effective until December 8, 2004, after the date you filed your Form 10-Q. Please amend your filing so as not to show the effect of the reverse stock split.

        The Company believes it should not amend the filing. The director and stockholder consent for the reverse split were completed before November 14, 2004. The Company believed that the split would occur and felt that the disclosure reflected a matter that was all but completed except the waiting period to effect the split. The split in fact occurred on December 8, 2004. The Company believes the disclosure in the 10-Q is more accurate as it reflects what in fact occurred. The Company believes the 10-Q is more comprehensible with the existing disclosure regarding the split.

        Feel free to contact the undersigned with questions you may have regarding this letter.

                      Very truly yours,

                      JONES & KELLER, P.C.

                      /s/ Reid A. Godbolt

                      Reid A. Godbolt

cc:
VitaCube Systems Holdings, Inc.
Rich DiStefano, Esq.
The Shemano Group, Inc.
Staley, Okada & Partners
Song P. Brandon, Esq.